SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2002

                                   ELTEK LTD.
                              (Name of Registrant)


                  Sgoola Industrial Zone, Petach Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   [X]    Form 40-F    [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes   [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ---------------

                                   ELTEK LTD.

6-K Items

1. Eltek Ltd. press release dated November 21, 2002.

                                                                          ITEM 1

Press Release                                                 Source: Eltek Ltd.

Eltek Ltd. Reports Results for the Third Quarter and First Nine Months of 2002 Thursday November 21, 7:54 am ET

PETACH-TIKVA, Israel, Nov. 21 /PRNewswire-FirstCall/ -- Eltek Ltd. (Nasdaq: ELTK
- News), the leading Israeli manufacturer of advanced circuitry solutions, today announced results for the third quarter and nine months ended September 30, 2002.

Eltek  reported  revenues for the three months ended  September  30, 2002 of NIS
26.0 million ($5.3 million), compared with NIS 28.4 million ($5.8 million) during the second quarter of 2002, and NIS 26.0 million ($5.3 million) during the third quarter of 2001. Net loss for the quarter totaled NIS 6.8 million ($1.4 million), or NIS 1.40 per basic and diluted share ($0.29), compared with a net loss of NIS 1.1 million ($229,000), or NIS 0.23 per basic and NIS 0.26 per diluted share ($0.05), for the second quarter of 2002, and a net loss of NIS 1.3 million ($274,000), or NIS 0.28 per basic and diluted share ($0.06), for the quarter ended September 30, 2001.

For the nine-month period ended September 30, 2002, the Company reported revenues of NIS 82.6 million ($17.0 million), compared with revenues of NIS 92.7 million ($19.0 million) for the comparable period in 2001.

Net loss for the nine-month period ended September 30, 2002 was NIS 9.1 million ($1.9 million), or NIS 1.86 ($0.38) per basic and diluted share, compared with net income of NIS 4.6 million ($948,000) or NIS 0.95 ($0.20) per basic and diluted share for the same period in 2001.

The Company noted that the results for the third quarter of 2002 reflect those of both Eltek and its Kubatronik subsidiary. Eltek completed an acquisition of 75% of Kubatronik in June 2002.

In announcing the results, Arieh Reichart, President and Chief Executive Officer of Eltek said, "Although the global market for electronic components remains extremely weak, we continue to work diligently to pursue all potential sales opportunities. We have seen continued interest in the marketplace for our products, although the timing for orders remains uncertain. To address the current market environment we have determined it was necessary to better align our operating structure to our anticipated lower level of activity as well as better position the company for growth and profitability as the market recovers. To that end, following the conclusion of the third quarter, we initiated a cost cutting program which includes a company-wide reduction in salaries of up to 10% per employee, in addition to reductions in several other areas, including outsourcing. While this was a difficult decision, we feel that these measures will decrease our operating expenses to bring them more in line with the market, and feel that these changes leave us better positioned to benefit from an upturn in the market.

"Given the short turnaround time that is customary in our business, it is difficult to provide formal guidance going forward. We do however believe that the results of the third quarter represent somewhat of an aberration, as seasonal factors played a part in our results for the quarter. July and August were particularly weak in Europe as a result of customer down time. We do not feel that these results accurately reflect the underlying strength of our business."

TELECONFERENCE: Eltek will hold a teleconference at 10:00 a.m. EST on Thursday, November 21, 2002 for interested investors, analysts, and stockbrokers. To take part in the teleconference, please dial 888-858-4066 the U.S. and 973-935-2101 internationally. Participants are asked to begin placing their calls about 5 to 10 minutes prior to the scheduled start time. For those unable to participate, a replay will be available from 12:00 p.m. EST on November 21, 2002, through 11:59 p.m. EST on November 23, 2002. To access the replay, please dial: 877-519-4471 in the U.S. and 973-341-3080 internationally. The access code for the replay is 3598197. The call will also be available as a listen-only webcast at www.kcsa.com.


About Eltek


Eltek is one of Israel's leading manufacturers of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multi-layered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. The Company has invested heavily in upgrading its production facilities over the past five years.

o  (Tables to Follow)

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's United States Securities and Exchange Commission filings.


You may register to receive Eltek's future press releases or to download a complete Digital Investor Kit TM including press releases, regulatory filings and corporate materials by clicking on the "KCSA Interactive Platform" icon at www.kcsa.com.

                                   Eltek Ltd.
                      Consolidated Statements of Operations
              Adjusted to New Israeli Shekels as of September 2002
                      (In thousands, except per share data)


                                   Convenience                    Convenience
                                   translation                    translation
                       Nine months ended              Three months ended
                         September 30,                 September 30,
                    2001     2002     2002         2001      2002      2002
                    NIS      NIS     U.S. $        NIS       NIS      U.S. $
                   (Un-     (Un-      (Un-        (Un-      (Un-      (Un-
                  audited) audited)  audited)    audited)  audited)  audited)

    Revenues      92,676   82,623    16,962      26,032    26,034     5,345
    Costs of
     revenues     76,204   79,363    16,292      24,423    27,381     5,622

    Gross profit
     (loss)       16,472    3,260       670       1,609    (1,347)     (277)

    Research and
     development
     costs, net      407      119        24          44        --        --

    Selling,
     general
     and
     administrative
     expenses     11,016   11,100     2,279       3,506     4,006       822

    Amortization
     of goodwill      --      159        33          --       159        33

    Operating
     income
     (loss)        5,049   (8,118)   (1,666)     (1,941)   (5,512)   (1,132)

    Financial
     expenses,
     net           1,164      766       157         181     1,090       224

    Income (loss)
     before other
     income
     (expenses)    3,885   (8,884)   (1,823)     (2,122)   (6,602)   (1,356)

    Other incomes
     (expenses),
     net             735       (7)       (1)        788       (15)       (3)

    Income (loss)
     before taxes
     on income     4,620   (8,891)   (1,824)     (1,334)   (6,617)   (1,359)
    Taxes on income   --       96        20          --       142        29

    Net income
     (loss) after
     taxes on
     income        4,620   (8,987)   (1,844)     (1,334)   (6,759)   (1,388)

    Minority
     share of
     subsidiary
     net income       --      120        25          --        60        12

    Net income
     (loss) for
     the period    4,620   (9,107)   (1,869)     (1,334)   (6,819)   (1,400)

    Basic and
     diluted
     earnings
     (loss) per
     ordinary
     share          0.95    (1.86)    (0.38)      (0.28)    (1.40)    (0.29)

    Diluted
     earnings
     (loss) per
     ordinary
     share          1.20    (0.47)    (0.10)       0.19     (0.26)    (0.05)

    Weighted
     average
     number of
     ordinary
     shares used
     to compute
     basic and
     diluted
     earnings
     (loss) per
     ordinary
     share         4,855    4,886     4,886       4,855     4,886     4,886


                                   Eltek Ltd.
                      Consolidated Condensed Balance Sheets
              Adjusted to New Israeli Shekels as of September 2002

                                          September 30,          September 30,
                                       2001            2002             2002
                                    Unaudited       Unaudited       Unaudited
                                       NIS             NIS            U.S. $
                                                 (in thousands)
    Assets

     Current assets
     Cash and cash equivalents         7,411          10,613         2,179
     Receivables: Trade               23,279          25,775         5,291
     Other                             2,690             791           162
     Inventories                      14,404          13,238         2,718
     Prepaid expenses                  1,360             925           190

     Total current assets             49,144          51,342        10,540

     Property and equipment, net      56,698          57,066        11,715

     Other assets
     Goodwill                             --           5,025         1,032
     Investments in non-marketable
      equity securities                   12              --            --

     Total other assets                   12           5,025         1,032

     Total assets                    105,854         113,433        23,287

     Liabilities and Shareholder's equity

     Current liabilities
     Short-term credit and current
      installments of long-term debts 16,930          22,622         4,644
     Trade payables                   16,318          19,246         3,951
     Other liabilities and accrued
      expenses                         7,783           9,513         1,953

     Total current liabilities        41,031          51,381        10,548

     Long- term liabilities
     Long term debt, excluding
      current installments            15,037          20,841         4,279
     Employee severance benefits       1,063             974           200

     Total liabilities                57,131          73,196        15,027

     Minority interests                   --           2,024           416

     Shareholder's equity
      Ordinary shares, NIS 0.6 par
      value. Authorized 50,000,000
      shares, issued and outstanding
      4,885,651 and 4,850,151, in
      2002 and 2001 respectively      30,013          30,036         6,166
     Additional paid in capital      *53,059          53,229        10,928
     Capital reserves related to
      loans from controlling
      shareholders                    10,249          10,249         2,104
     Cumulative foreign currency
      translation adjustments             --             123            25
     Capital reserve                   6,845           6,845         1,405

     Accumulated deficit             (51,443)        (62,269)      (12,784)

     Total shareholder's equity       48,723          38,213         7,844

     Total liabilities and
      shareholders' equity           105,854         113,433        23,287

      * Reclassified



[GRAPHIC OMITTED]

Source: Eltek Ltd.


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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       ELTEK LTD.
                                       ------------------------------------
                                                (Registrant)



                                       By: /s/Arieh Reichart
                                       ------------------------------------
                                           Arieh Reichart
                                           President and Chief Executive Officer



Date: November 21, 2002